EXHIBIT (i)
Province of Ontario Estimated Deficit Update

Province of Ontario Estimated Deficit Update
On June 1, 2009, Ontario Minister of Finance Dwight Duncan stated that, at this time, the government’s best estimate is that the deficit for 2009-10 is expected to be $18.5 billion. This would constitute a $4.4 billion increase from the $14.1 billion deficit forecast at the time of the Budget on March 26, 2009. The increase in the estimated deficit arises in part due to Ontario’s contribution to the coordinated response by the Government of Canada and the Government of Ontario to the financial needs of the Canadian automotive industry.